FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of February                                            2003
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                               CryptoLogic Inc.
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                (Translation of registrant's name into English)


                         1867 Yonge Street, 7th Floor
                           Toronto, Ontario, Canada
                                    M4S 1Y5
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F                     Form 40-F      X
                          ---------------                 ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                            No  X
                    --------------                 ---------------


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                                DOCUMENT INDEX



  Document                                                             Page No.

   1.        Press Release dated February 24, 2003 "CryptoLogic           4
             and William Hill extend agreement and add poker to online suite of games"

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                                                                    Document 1

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CRYPTOLOGIC LOGO


FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY

               CRYPTOLOGIC AND WILLIAM HILL EXTEND AGREEMENT AND
                      ADD POKER TO ONLINE SUITE OF GAMES
               Extended agreement reaffirms strong relationship;
                New game targets large untapped gaming market

February 24, 2003 (Toronto, ON) - CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, reaffirmed the relationship with William Hill - one of the UK's largest betting organizations
- through the extension of the existing agreement between its subsidiary, WagerLogic, and William Hill until 2006 for both casino and poker game offerings. William Hill has committed to exclusively use the WagerLogic powered online poker solution until 2006 and certain online casino offerings until 2004.

"Online poker is a rapidly emerging growth market. Our poker offering provides an excellent opportunity for us to gain a leadership position with William Hill, one of the first land-based brands offering interactive poker," said Lewis Rose, CryptoLogic's interim President and CEO. "Our priority is to create value and drive incremental revenue and profitability for our customers as the market leader in online gaming. We have delivered these results with William Hill - first with the success of its online casino since inception, and now with poker."

"We are delighted that William Hill has reaffirmed its confidence in and commitment to the WagerLogic relationship by extending its contract with us," added John Kemp, Director of Client Services at WagerLogic.

In partnership with WagerLogic, William Hill has established one of the most profitable casinos on the Web. And by leveraging its trusted reputation and extensive customer base now with WagerLogic's multi-player poker technology, William Hill is expected to repeat that success in online poker.

"WagerLogic's sophisticated poker solution will allow William Hill to increase customer loyalty with a broader suite of games and expand into a growing, high-revenue market," said William Hill's Bill Haygarth, Managing Director of E-Commerce. "William Hill brings trust and critical mass - key to building a large and successful poker community, as well as a perfect cross marketing opportunity with our extensive sports betting facilities. Together with WagerLogic and CryptoLogic, we are now in our fourth year of achieving strong results from our online business. Today's announcement reaffirms our commitment to our partnership going forward."

Poker is played more than any other card game in the world. While there are only a handful of sites for online poker play, and even fewer land-based brands in this segment, table poker already accounts for approximately 5% of the $3.5 billion online gaming market.
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William Hill Poker recreates the land-based poker room experience and brings it live to the Internet. William Hill's online poker room offers the most popular Texas Hold'em and 7-Card Stud games and enables players to play in their preferred currency - US dollars, British pounds sterling or euros. High quality graphics, a chat feature and WagerLogic's exceptional level of support and service round out this leading multi-player poker offering.

WagerLogic Poker incorporates anti-collusion features to flag suspicious activity and poker experts monitoring hands to ensure fair play. In addition, a proprietary user-friendly log viewer allows players to track each hand they play.

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.8 million shares on a diluted basis, based on the treasury method).

About William Hill (www.williamhill.co.uk)
William Hill is one of the best-known names in the UK betting industry. Founded in England in 1934, the company has over 65 years' experience of providing fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events through its licensed betting offices, via the phone and, more recently, via the Internet, WAP-enabled mobile phones and Digital TV.

William Hill has over 1,500 betting shops across the UK. In addition, the company has approximately 400,000 telephone accounts. William Hill's online sportsbook has served customers from over 150 countries, on a service offered in nine different languages and 11 currencies.

On 20th June 2002, William Hill was admitted to the Official List of the UK Listing Authority, and its shares now trade on the London Stock Exchange (symbol WMH).

For more information, please contact:
At WagerLogic, + 44-208-758-7904
John Kemp, Director of Client Services


At CryptoLogic, (416) 545-1455                                  At Argyle Rowland, (416) 968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications               Daniel Tisch, ext. 223/dtisch@argylerowland.com
Jim Ryan, Chief Financial Officer                           Aline Nalbandian, ext. 226/aline@argylerowland.com

CRYPTLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

                                  SIGNATURES

         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CryptoLogic Inc.
                                         -------------------------------------
                                                      (Registrant)

Date:  February 24, 2003                 By:   /s/ James A. Ryan
       -----------------------                 -----------------------------
                                                       (Signature)
                                               James A. Ryan
                                               Chief Financial Officer